Exhibit 4.11

Description of Dime Community Bancshares, Inc. Securities

Unless otherwise indicated or unless the context requires otherwise, all references to the “Company,” “we,” “us,” “our” or similar references mean Dime Community Bancshares, Inc, and references to the “Bank” mean Dime Community Bank.

The following summary contains a description of the general terms of our common stock. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. The rights of the holders of our common stock are governed by the Company’s certificate of incorporation and by the Delaware General Corporation Law.

General

We are authorized to issue up to 125,000,000 shares of common stock, par value $0.01 per share. Our common stock is listed on the Nasdaq Stock Market under the symbol “DCOM.” Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. When we issue shares of our common stock, the shares are fully paid and nonassessable, which means the full purchase price of the shares will have been paid and holders of the shares will not be assessed any additional monies for the shares.

Dividends

We can pay dividends out of statutory surplus or from certain net profits if, as and when declared by our board of directors. The payment of dividends is subject to limitations that are imposed by law and applicable regulations. The holders of common stock are entitled to receive and share equally in such dividends as may be declared by the board of directors out of funds legally available therefor. Holders of our preferred stock may have a priority over the holders of common stock with respect to dividends.

Voting Rights

Each holder of our common stock generally is entitled to one vote per share of common stock on all matters voted upon by our stockholders, including the election of directors, and does not have any right to cumulate votes in the election of directors.

However, our certificate of incorporation provides that any record owner of any outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then-issued and outstanding shares of common stock (the “limit”) shall be entitled to cast only one one-hundredth of one vote per share for each share in excess of the limit. Beneficial ownership is determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and includes shares beneficially owned by such person or any of his or her “affiliates” (as defined in the certificate of incorporation), shares that such person or his or her affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his or her affiliates have or share investment or voting power, but shall not include (i) shares beneficially owned by any pension, profit-sharing, stock bonus, employee stock ownership plan or other compensation plan maintained by us or the Bank, or by any trust or custodial arrangement established in connection with any such plan, which shares are not specifically allocated to a person’s personal account, or (ii) shares that are subject to a revocable proxy and that are not otherwise beneficially owned or deemed by us to be beneficially owned by such person and his or her affiliates. The certificate of incorporation further provides that this provision limiting voting rights may only be amended upon the vote of two-thirds of the votes eligible to be cast by holders of all outstanding shares of voting stock (after giving effect to the limitation on voting rights).

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive a pro rata portion of the remaining assets of the Company, after payment or provision for payment of all our debts and liabilities and after the holders of the Company’s preferred stock have been paid in full any sums to which they may be entitled.

No Preemptive, Redemption or Conversion Rights

Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to redemption and does not carry any conversion rights.

Certain Anti-Takeover Provisions

Our certificate of incorporation and bylaws contain a number of provisions that may be deemed to have the effect of discouraging or delaying attempts to gain control of the Company, including:

•	Classifying the board of directors into three classes with each class to serve for three years with one class being elected annually;

•	Providing the board with the exclusive power to fix, from time to time, the size of the board;

•	Authorizing a majority vote of the directors then in office to fill vacancies on the board;

•	Providing that a director may be removed prior to the expiration of his or her term only for cause, upon the vote of 80% of the shares entitled to be voted in the election of directors;

•	Allowing the board to give due consideration to constituencies other than our stockholders in evaluating acquisition or merger proposals;

•	Requiring the approval of the holders of at least 80% of our outstanding shares of voting stock to approve certain business combinations;

•	Prohibiting cumulative voting for any purpose;

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Providing that any action required or permitted to be taken by our stockholders may be taken only at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting;

•	Providing that special meetings of stockholders may be called only by the board of directors; and

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Providing that certain of the foregoing provisions may be amended only by the affirmative vote of at least two-thirds of the outstanding stock entitled to vote or by a majority of the authorized number of directors.

The foregoing provisions could impede a change of control. In particular, classification of the board of directors has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the board. Furthermore, allowing the board to consider non-stockholder constituencies may have the effect of increasing the board’s discretion to reject acquisition or merger proposals.

Additionally, in certain instances, the issuance of authorized but unissued shares of common stock or preferred stock may have an anti-takeover effect. The authority of the board of directors to issue preferred stock with rights and privileges, including voting rights, as it may deem appropriate, may enable the board to prevent a change of control despite a shift in ownership of our common stock. In addition, the board’s authority to issue additional shares of common stock may help deter or delay a change of control by increasing the number of shares needed to gain control.

Restrictions on Stock Ownership

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire “control” of a bank holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a bank holding company or depository institution or as otherwise defined by the Board of Governors of the Federal Reserve System. Under the Change in Bank Control Act, the Board of Governors of the Federal Reserve System has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a bank holding company.